

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2012

<u>Via E-mail</u>
Mr. Paritosh K. Choksi
Chief Operating Officer
ATEL Capital Group
600 California Street, 6th Floor
San Francisco, CA 94108

   RE: ATEL Capital Equipment Fund X, LLC
      Form 10-K for the Year ended December 31, 2011
      Filed March 9, 2012
      File No. 0-50687

      ATEL Capital Equipment Fund XI, LLC
      Form 10-K for the Year ended December 31, 2011
      Filed March 15, 2012
      File No. 0-51858

      ATEL 12, LLC
      Form 10-K for the Year ended December 31, 2011
      Filed March 9, 2012
      File No. 0-53618

      ATEL 14, LLC
      Form 10-K for the Year ended December 31, 2011
      Filed March 15, 2012
      File No. 0-54356

Dear Mr. Choksi:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

<u>ATEL Capital Equipment Fund X, LLC Form 10-K for the Year Ended December 31, 2011</u>

<u>General</u>

1. Based on your Form 10-K, it appears that your current fiscal year end is December 31; however, your EDGAR profile currently states that your fiscal year end is August 31. Please revise your EDGAR profile accordingly.

<u>Revolving Credit Facility, page 11</u>

2. Please file your credit facility agreements, including all schedules and exhibits, in future filings. Please also have the following companies file their credit facility agreements, including all schedules and exhibits, in future filings:
   - ATEL Capital Equipment Fund XI, LLC
   - ATEL 12, LLC
   - ATEL 14, LLC

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or, in her absence, Chambre Malone, Staff Attorney, at (202) 551-3262 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief